VIA EDGAR

August 27, 2015

Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

ATTN: Pradip Bhaumik, Special Counsel

Re:     BT Group plc
           Form 20-F for the Fiscal Year Ended March 31, 2015
           Filed May 21, 2015
           File No. 1-08819

Dear Ms. Blye:

On behalf of BT Group plc (“BT”), I am writing to request an extension of time to respond to your comment letter dated August 18, 2015 regarding the above-referenced filing.  BT hereby requests an extension of time to respond until close-of-business on Friday, September 18, 2015.

We are working diligently to prepare the requested information as quickly as possible. Given the scope and complexity of BT’s international business operations, as well as the scope of the information requested in your August 18, 2015 letter, BT will need additional time in order to prepare a complete and accurate response.

Please advise if you require any additional information at this time.

Yours sincerely,

/s/ Gareth Tipton

Gareth Tipton
Group Director, Ethics & Compliance